SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 1-9224
                                               -----------

                           NOTIFICATION OF LATE FILING

      (Check One): Form 10-KSB Form 11-K ___ Form 20-F ___ Form 10-QSB _X__


___ Form N-SAR
               For Period Ended: _____________________________________________
___ Transition Report on Form 10-K
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q
___ Transition Report on Form N-SAR
               For the Transition Period Ended: ______________________________

               Read attached instruction sheet before preparing form. Please print or type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________

                                     PART 1
                              REGISTRANT INFORMTION

Full name of registrant:    CareerEngine Network, Inc.
                          -----------------------------------------------------
Former name if applicable:   Helmstar Group, Inc.
                           ----------------------------------------------------
Address of principal executive office (street and number):
                                         575 Madison Avenue, Suite 502
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City, state and zip code:   New York, NY  10022
                          -----------------------------------------------------

                                     PART 11
                             RULE 12b-25 (b) and (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]          (b)           The subject annual report, semi-annual report,
                             transition report on Form 10-K, 20-F, 11-K or Form
                             N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

                                    PART III
                                    NARRATIVE

               State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

               The Company requires additional time to prepare and file its Quarterly Report on Form 10-QSB for the three-month and nine-month period ended September 30, 2001 (the "2001 Form 10-QSB"). The Company's offices were located at Suite 2112, Two World Trade Center, New York, NY. The Company's management has been preoccupied with (i) the relocation and reestablishment of our business, (ii) the recreating of our accounting records for the period January 1, 2001 through September 11, 2001, and (iii) the assessing and processing our numerous insurance claims; all due to the World Trade Center Disaster that occurred on September 11, 2001. The Company expects to file its 2001 Form 10-QSB no later than November 19, 2001, the fifth day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Anthony S. Conigliaro           212                  775-0400
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               (Name)                (Area Code)          (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [ X ]  Yes           [   ]  No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [ X ]  Yes           [   ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are currently assessing our losses, if any, sustained by the Company due to its offices being located at Suite 2112, Two World Trade Center, New York, NY.


                           CareerEngine Network, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    November 12, 2001         By  /s/ Anthony S. Conigliaro
     -------------------------       -------------------------------------------
                                      Anthony S. Conigliaro
                                      Vice President and Chief Financial Officer

               INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule G-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.